Public



SE(19007718

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SEC FILE NUMBER
8-67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third Party Trade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 SE WASHINGTON STREET, SUITE 210
(No. and Street)

Portland	OR	97214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Giles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Party Trade LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of WA
County of CLARK } ss.

☒ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________
7 ____________________

Signature of Document Signer (Affiant) No. 1

Signature of Document Signer (Affiant) No. 2 (if any)

Subscribed and sworn to (or affirmed) before me

this 22 day of February, 2019, by
Date *Month* *Year*

(1) MICHAEL GILES
Name of Signer No. 1

(2) —
Name of Signer No. 2 (if any)

Karrie Kissock
Signature of Notary Public

Expires May 27, 2021
Any Other Required Information (Residence, Expiration Date, etc.)



KARRIE KISSOCK
Notary Public
State of Washington
My Appointment Expires
May 27, 2021

Place Notary Seal/Stamp Above

OPTIONAL

Not required by law, this information can be useful to those relying on the document and prevent fraud.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: 1-1-18 – 12-31-18 Number of Pages: 2

Signer(s) Other Than Named Above: ∅

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

THIRD PARTY TRADE LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Third Party Trade LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Third Party Trade LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statement, the Company has a history of losses from operations and has incurred negative cash flows from operations during the year ended December 31, 2018. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

Whippany, New Jersey
February 26, 2019

THIRD PARTY TRADE LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	189,908
Accounts receivable, net		57,148
Due from clearing broker		250,754
Other assets		2,844
TOTAL ASSETS	$	500,654
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	62,381
Contract liabilities		17,500
TOTAL LIABILITIES		79,881
MEMBER'S EQUITY		
Additional paid-in capital		762,269
Accumulated deficit		(341,496)
Total member's equity		420,773
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	500,654

The accompanying notes are an integral part of this financial statement

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business

Third Party Trade LLC ("Company") (formerly known as Blue Tiger Wealth Management) is a registered broker-dealer headquartered in Portland, OR. The Company provides its customers a suite of application programming interfaces (APIs) to its customers that enable end users the ability to trade in equities. The Company was organized as a limited liability company in September, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Merger Agreement

On October 1, 2018, Third Party Technologies Inc. ("Parent") entered into merger agreement whereby 100% of its outstanding shares will be acquired by a third party. The acquisition closed on February 22, 2019.

Liquidity and Going Concern

The Company has had a history of losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital or addition revenue sources, it would be unlikely for the Company to continue as a going concern. It is management's plan to obtain additional sources of capital and revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Accounts Receivables

Accounts receivables are uncollateralized customer obligations due under normal trade terms, usually within 30 days of services provided. The Company does not charge interest on unpaid balances. Customer account balances with invoices dated over 90 days are considered delinquent.

The carrying amount of the accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2018, the Company had an allowance for doubtful accounts for $24,353.

Income Taxes

The Company is a limited liability company beginning in 2013 and is required to file a partnership tax return. Prior to 2013, the Company was a single member limited liability company and was not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company did not file a separate income tax return prior to 2013. The effects of the Company's operations are passed through to the member for taxation purposes for all years.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of receivables and amounts due from clearing broker.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which will require, among other items, lessees to recognize a right of use asset and a related lease liability for most leases on the balance sheet. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The Company adopted this new guidance on January 1, 2019, using the modified retrospective approach and it did not have a material impact on the financial statements and related disclosures. The Company entered into an Expense Sharing Arrangement ("ESA") with their Parent company, which ultimately holds the lease. The Company determines that the ESA does not constitute a lease because it does not convey the right to control a specified asset and there are no legally enforceable terms and conditions to the ESA. Therefore, the Company is not required to record an asset and liability on its books under the new guidance.

Note 2 **Revenue Recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018.

For the twelve months ended December 31, 2018, revenue recognized from contracts with customers was $941,015. Revenue from other sources was not material. Impairment losses arising from contracts with customers were not significant in the current reporting period.

The impact of adoption of ASC 606 on the Company's statement of operations and statement of financial condition was not material. As such no adjustment was made to retained earnings.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's contracts with customers include multiple performance obligations for services revenues.

Disaggregated revenue

Disaggregation of revenue is presented on the face of the Statements of Operations by type of revenue streams the Company earns.

Subscription and services revenue

The Company charges businesses that contract with them a monthly fee for access to the Company's suite of APIs. The Company satisfies its performance obligations over time and therefore recognizes revenue evenly each month as the service is incurred and delivered. The Company estimates an allowance for doubtful accounts based on historical experience.

The Company also charges an upfront nonrefundable setup and integration fee for assistance provided to customers to enable their software systems interface with the Company's APIs. The Company has determined that the setup and integration activities are not a separate performance obligation. Accordingly this upfront fee is considered to be an advance payment on the contract and is recognized over the initial contract term.

The Company charges customers a fee for miscellaneous consulting services, as requested. The Company satisfies its performance obligation and therefore recognizes revenue when the service has been fulfilled, which is when the service has been completed.

The fee for the miscellaneous services is recognized as revenue on a gross basis as the Company has determined it is the principal in the transaction because it controls the services before delivery to the customer, it is primarily responsible for the delivery of the services, and has discretion in setting prices charged to customers.

Commissions revenue

The Company earns rebates from APEX Clearing Corporation ("APEX"), the clearing broker, for sending end users' brokerage activity through APEX. The Company satisfies its performance obligation and therefore recognizes revenue in the month the rebates are earned.

Arrangements with Multiple Performance Obligations

For services revenue, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company determines standalone selling prices based on the contractually stated amounts charged to customers, since the Company does not offer discounts or adjustments.

Accounts receivable and contract assets

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018 the accounts receivable balance was $32,750. At December 31, 2018, there were receivables of $57,148 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2018 and December 31, 2018.

Contract liabilities

Contract liabilities are generally comprised of unearned services revenue for which the cash payments from customers are received in advance of fulfilling or delivering the service.

The contract liability balances were as follows:

	Year Ended December 31, 2018
Contract liabilities, beginning of the period	$ 84,161
Contract liabilities, end of period	$ 17,500
Revenue recognized in the period from amounts included in contract liabilities at the beginning of the period	$ 81,270

Note 3 <u>**Deposit from Clearing Broker**</u>

The Company has entered into a fully disclosed clearing agreement with APEX for the purposes of executing and clearing securities transactions and carrying accounts on behalf of its customers. Pursuant to the clearing agreement, the Company must maintain a $250,000 clearing deposit and net capital as determined by FINRA. In addition, the Company has committed to paying minimum clearing charges of $10,000 per month.

Note 4 Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit risk. The Company has not sustained any losses related to these financial institutions.

During the year ended December 31, 2018, the Company had two customers that represented 24% and 11% of sales. At December 31, 2018, the Company had three customers that represented 63%, 12% and 12% of accounts receivable.

Note 5 Liabilities Subordinated to Claim of General Creditors

At December 31, 2017, the Company had a subordinated loan agreement with a related party which was in accordance with agreements approved by FINRA. This subordinated loan agreement was for a total of $293,000 maturing on February 17, 2019 and bearing interest at 3% per annum. Total interest expense for the year ended December 31, 2018, amounted to $3,567. This loan was converted into equity during the year ended December 31, 2018 in the form of additional paid-in capital. The conversion resulted in no reduction in the Company's net capital and no funds were withdrawn from the Company.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1(and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2018, the Company had net capital, as defined, of $360,781, which exceeds the minimum net capital required of $5,325 by $355,456. Aggregate indebtedness at December 31, 2018 totaled was $79,881. The Company's percentage of aggregate indebtedness to net capital was 22%.

Note 7 Rule.15c3-3 Exemption

The Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 8 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 9 **Transactions with Related Parties**

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

The Parent provides to the Company, payroll and employee benefit administrative services for the Company's two associated persons and office and administrative services (including occupancy) for the Company to operate its business, in accordance with the ESA. As of year end, December 31, 2018, the Parent company incurred $340,853 of salaries and administrative costs, of which 50% related to the Company's broker-dealer activity and was therefore allocated to the Company. Expenses totaling $170,591 was allocated to the Company during the year ended December 31, 2018. The Company does not have any obligation, direct or indirect to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company. Due to this fact, the ESA expenses were included as capital contributions. There was no resulting impact on net capital.

Note 10 **Subsequent Events**

On February 15, 2019, FINRA approved the Company's Continuing Membership Application ("CMA") pursuant to NASD Rule 1017. As a result, FINRA has issued the Company a new Membership Agreement which provides for additional lines of business as well as an increase in minimum net capital to $100,000. In addition, FINRA approved the change of control of the Company in accordance with the CMA and Merger Agreement.

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. Aside from the event described above, evaluation did not result in any subsequent events that required disclosures and/or adjustments.